

February 2, 2021

Robert Rozek
Chief Financial Officer
Korn Ferry
1900 Avenue of the Stars, Suite 2600
Los Angeles, California 90067

>   **Re: Korn Ferry**
>   **Form 10-K for the Fiscal Year Ended April 30, 2020**
>   **Filed July 15, 2020**
>   **File No. 001-14505**

Dear Mr. Rozek:

 We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2020

Consolidated Financial Statements
Note 11. Segments, page F-38

1.   Please tell us your basis for presenting three measures of each segment's profit (operating income, EBITDA and adjusted EBITDA) in the ASC 280 segment footnote. Also, explain why EBITDA and adjusted EBITDA are permitted to be disclosed in the ASC 280 segment footnote, when the operating income measure appears to be most consistent with GAAP. Refer to ASC 280-10-50-27 and 50-28.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services